EXHIBIT (a)(5)(ii)

Investor Contact: (617) 672-8818

EATON VANCE MUNICIPAL INCOME CLOSED-END FUNDS

ANNOUNCE EXPIRATION AND PRELIMINARY RESULTS OF

AUCTION PREFERRED SHARES TENDER OFFERS

BOSTON, MA, December 3, 2015 — Each of the Eaton Vance municipal income closed-end funds listed below (each, the “Fund” and, collectively, the “Funds”) announced the expiration and preliminary results of its tender offer for up to 100% of its outstanding auction preferred shares (“APS”) at a price per share equal to 95.5% of the APS liquidation preference of $25,000 per share (or $23,875 per share), plus any accrued but unpaid APS dividends (the “Tender Offer”).

Each Fund’s Tender Offer expired at 5:00 p.m. Eastern Time on December 2, 2015.  All shares that were validly tendered and not withdrawn during the offering period have been preliminarily accepted for payment.  Completion of each Fund’s Tender Offer is conditional upon the Fund’s issuance of new preferred shares with an aggregate liquidation preference at least equal to the aggregate liquidation preference of the tendered APS and certain other conditions as set forth in the Fund’s Offer to Purchase and the related Letter of Transmittal (the “Offer Documents”).

Based upon current information, each Fund has preliminarily accepted APS for payment as follows:

Ticker Symbol	Fund	Series	Cusip	APS Tendered	% of Outstanding
EIA	Eaton Vance California Municipal Bond Fund II	A	27828C205	992	96%
MAB	Eaton Vance Massachusetts Municipal Bond Fund	A	27828K207	518	95%
MIW	Eaton Vance Michigan Municipal Bond Fund	A	27828M203	421	79%
EIV	Eaton Vance Municipal Bond Fund II	A	27827K208	832	93%
		B	27827K307	766	86%
EMJ	Eaton Vance New Jersey Municipal Bond Fund	A	27828R202	695	89%
NYH	Eaton Vance New York Municipal Bond Fund II	A	27828T208	460	87%
EIO	Eaton Vance Ohio Municipal Bond Fund	A	27828L205	590	87%
EIP	Eaton Vance Pennsylvania Municipal Bond Fund	A	27828W201	818	94%

The number of shares to be repurchased by each Fund is subject to adjustment and should not be regarded as final.  Payment for each Fund’s tendered APS is expected to be made on or about December 11, 2015, contingent upon the issuance of new preferred shares as described above.  APS that were not tendered remain outstanding.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund.  The complete terms and conditions of each Fund’s Tender Offer are set forth in the Offer Documents, as filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and available free of charge at www.sec.gov.

The Funds are managed by Eaton Vance Management, a subsidiary of Eaton Vance Corp. (NYSE: EV).  Eaton Vance is one of the oldest investment management firms in the United States, with a history dating back to 1924. Eaton Vance and its affiliates managed $311.4 billion in assets as of October 31, 2015, offering individuals and institutions a broad array of investment strategies and wealth management solutions. For more information about Eaton Vance, visit www.eatonvance.com.

Fund shares are subject to investment risk, including possible loss of principal invested.  No Fund is a complete investment program and you may lose money investing in a Fund.  An investment in a Fund may not be appropriate for all investors.  Additional information about the Funds, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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